metabolic

RECEIVED

2009 MAR 11 A 6:53

25 February, 2009

09045557

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED

MAR 12 2009

THOMSON REUTERS

EXPRESS POST

SUPPL

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX)
and Australian Securities and Investment Commission (ASIC)
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgement	**To:**	**Title**	**No of Pages**
2 February 2009	ASX	Changes to Metabolic and PolyNovo Board	2
23 February 2009	ASX	Appendix 3Z – Final Director's Interest Notice	3
23 February 2009	ASX	Changes to Metabolic Chairman & Company Secretary	2

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave

dlw 3/11

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0386814099
From	ASX Limited – Company Announcements Office
Date	02-Feb-2009
Time	14:35:18
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Changes to Metabolic and PolyNovo Board

RECEIVED

2009 MAR 11 A 9:03

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

ASX Announcement

ASX code: MBP

Changes to Metabolic and PolyNovo Board

Melbourne, 2 February, 2009. Metabolic Pharmaceuticals Limited ("Metabolic") today announced that its Chairman, Mr Rob Stewart, has decided to resign as a Director of Metabolic, effective 20 February 2009. He has also resigned as a Director and Chairman of PolyNovo Biomaterials Limited (60% owned by Metabolic).

In advising of his decision, Mr Stewart commented "with the acquisition of the 60% share of PolyNovo completed, I feel that my task in helping to chart a new direction for Metabolic is done and I am therefore now in a position to move on to other things. I wish Metabolic every success."

Speaking on behalf of the Board, non-executive Director Mr Don Clarke said "the period during which Rob has been Chairman has been an extremely challenging period for Metabolic and, on behalf of the Board, sincerely thank him for his significant contributions, sound direction and oversight throughout these difficult times."

CONTACT:

For further information, contact Metabolic Pharmaceuticals on +61 3 8681 4053.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of products prior to commercialisation and a significant proportion fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights. Thus investment in companies such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Such statements are subject to certain risks and uncertainties inherent in the process of developing products that can be proven to be safe and effective. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this announcement.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0386814099
From	ASX Limited – Company Announcements Office
Date	23-Feb-2009
Time	10:13:43
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**ROBERT STEWART**
Date of last notice	**5 April 2007**
Date that director ceased to be director	**20 February 2009**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities **NIL**

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
NIL	NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0386814099
From	ASX Limited – Company Announcements Office
Date	23-Feb-2009
Time	17:00:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Changes to Metabolic Chairman and Company Secretary

2009 MAR 11 A 6:53

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

ASX Announcement

ASX code: MBP

Changes to Metabolic Chairman and Company Secretary

Melbourne, 23 February, 2009.

As announced on 2 February 2009, Mr Rob Stewart resigned as Chairman of the Company, effective 20 February 2009. Mr Paul Lappin, an existing non-executive director of the Company has been appointed Chairman. The Board again wishes to sincerely thank Mr Stewart for his significant contribution, sound direction and oversight of the Company.

As part of the continuing review of the cost structure and management of the Company, the Board has decided to minimise staffing. As a result, Ms Belinda Shave, the Company Secretary and Financial Controller, will be leaving, effective immediately. The Board wishes to thank her for her dedication and valued contribution. Mr Iain Kirkwood, an existing non-executive director of the Company, has been appointed Company Secretary.

CONTACT:

For further information, contact Metabolic Pharmaceuticals on +61 3 8681 4053.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of products prior to commercialisation and a significant proportion fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights. Thus investment in companies such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Such statements are subject to certain risks and uncertainties inherent in the process of developing products that can be proven to be safe and effective. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this announcement.

END